Filed by IMS Health Holdings, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 001-36381

The following is a transcript of a video communication by Quintiles Transnational Holdings, Inc. (“Quintiles”) and IMS Health Holdings, Inc. (“IMS Health”), posted on IMS Health’s website on May 25, 2016.

Ari Bousbib, Chairman and Chief Executive Officer – IMS Health:

Hello everyone, I’m Ari Bousbib, Chairman and CEO of IMS Health.

Tom Pike, Chief Executive Officer – Quintiles:

And I’m Tom Pike, CEO of Quintiles.

Ari Bousbib:

Tom and I are delighted to review the exciting details of the planned merger between Quintiles and IMS Health. Two strong companies, stronger together.

This is a transformative merger. The union of our two companies will create a global leader in healthcare intelligence – connecting clinical and commercial execution to real-world patient outcomes.

For IMS Health, this is a continuation of our current strategy to convert data into intelligence for a more diverse set of stakeholders — now including R&D. And for Quintiles, it represents an opportunity to build sustainable differentiation in the clinical development market.

This merger is about growth. This merger is about innovative solutions delivered on a global scale. This merger is about using data and technology to enable an improved path to clinical trial execution. This merger is about the fundamental shift in healthcare from volume to value. This merger, above all, is about new opportunities for our 50,000 immensely talented professionals around the globe. And, of course, this merger is about creating significant incremental value for our clients.

Together, we would have reported 2015 revenues of more than $7 billion dollars, and represented a market value of over $17 billion dollars … but the strategic value for our combination extends well beyond simply adding 1 + 1.

First, by combining capabilities, we will create a transformational end-to-end partner for life science companies. We will support mission-critical processes throughout the product lifecycle with solutions spanning R&D and commercial execution to real-world patient outcomes.

Second, we will bring together world-class talent in over 100 geographies, providing unparalleled global reach to support our clients’ needs seamlessly.

Third, the combined company has a compelling financial profile with a sizable and stable base to invest for future growth opportunities.

And finally, we will grow faster than what each of us could achieve independently.

Tom…

Tom Pike:

Thank you, Ari. This is an exciting new chapter of growth for both companies. Growth is the lifeblood of companies. Growth benefits our clients, our employees, our investors and ultimately patients.

Quintiles and IMS Health provide different services but we share much in common — an innovative spirit, tremendous talent and tenacity in solving complex problems and a deep commitment to improving healthcare.

The union of two strong industry leaders accelerates the impact we can make in life sciences. Both the companies are known as pioneers and innovators. We are now forging a new path together, powering solutions using our deep scientific and therapeutic expertise with the largest repository of health information in the world.

Our clients need innovation in clinical trials to deal with cost, complexity and speed. This market demands greater demonstration of the value of medicines and measures of outcomes to address the proliferation of stakeholders.

The planned merger helps us address those needs together, with new ideas, analytics and a wealth of data that provides a level of granularity we’ve never had before. Our clients will benefit from product-level data in more than 90 markets, insights on records of 530 million anonymous patients, and professional information covering more than 500,000 physicians and 14 million healthcare practitioners in 70 countries.

That includes enabling better trial design, the ability to recruit patients with greater precision and speed, and increased agility in determining the promotional mix post-approval. In short, it translates into greater value for clients, and significant differentiation of our offerings. Ari and I have talked with many clients, and about the merger and about how they get it. They understand how combining our capabilities and offerings will benefit them. I’m personally very enthusiastic about our prospects as one team.

This is a team that brings together immensely talented professionals in 100 countries with that deep therapeutic, scientific and other domain expertise that we’ve been known for at Quintiles, as well as the information-powered technology services of IMS Health.

For many of us, we are motivated by more than just business success. Enabling our clients to bring innovative medicines to patients in need anywhere in the world is what drives us. This merger will enhance our ability to do just that.

I’m looking forward to working with Ari as we integrate our capabilities and position the new company to win in an increasingly competitive marketplace and deliver superior value to our clients.

Ari…

Ari Bousbib:

Thank you, Tom.

This is a unique moment in the healthcare marketplace and a very exciting time to be part of this organization. And as we come together, there will be new opportunities for you to play a critical role in the great purpose that brings us together – to help improve the quality of healthcare and drive better outcomes for patients.

We expect to complete the merger in the second half of 2016 following shareholder and regulatory approvals. Between now and then, business will continue as usual within our two organizations. We will operate independently during the regulatory review process, each serving clients just as we do today. You will hear additional details in the weeks ahead as we move forward with integration planning.

In closing, I want to reiterate to all of our global professionals that this is NOT your typical merger. We are focusing on catalyzing growth. We are creating capabilities that propel our organizations forward. Tom and I know that you share in our enthusiasm. I am looking forward to working with Tom to translate this enthusiasm into extraordinary performance. Together, we are on our way toward a stronger future.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, IMS Health and Quintiles will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Quintiles of a registration statement on Form S-4, and Quintiles and IMS intend to mail a joint proxy statement regarding the proposed transaction to their respective shareholders that will also constitute a prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles

ir@imshealth.com	InvestorRelations@quintiles.com
+1.203.448.4600	+1.919.998.2590
Investor Relations	4820 Emperor Boulevard
83 Wooster Heights RD	PO Box 13979
Danbury, CT, 06810	Durham, North Carolina 27703

Participants in the Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’ Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. Additional information will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’ business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.